Exhibit 99.4

PRINCIPAL SUBSIDIARIES
Canada

(millions of Canadian dollars)		As at October 31, 2006
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$122
First Nations Bank of Canada (89%)	Saskatoon, Saskatchewan	9
Meloche Monnex Inc.	Montreal, Quebec	1,116
Security National Insurance Company	Montreal, Quebec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Asset Finance Corp.	Toronto, Ontario	140
TD Asset Management Inc.	Toronto, Ontario	166
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Asset Management USA Inc.	Toronto, Ontario	4
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Ontario
TD Capital Funds Management Ltd.	Toronto, Ontario
TD Capital Group Limited	Toronto, Ontario	363
TD Capital Trust	Toronto, Ontario	485
TD Investment Services Inc.	Toronto, Ontario	11
TD Life Insurance Company	Toronto, Ontario	27
TD Mortgage Corporation	Toronto, Ontario	10,042
The Canada Trust Company	Toronto, Ontario
TD Pacific Mortgage Corporation	Toronto, Ontario
TD Mortgage Investment Corporation	Calgary, Alberta	118
TD Nordique Investments Limited	Vancouver, British Columbia	300
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	100
TD Realty Limited	Toronto, Ontario	146
TD Securities Inc.	Toronto, Ontario	2,559
TD Timberlane Investments Limited	Vancouver, British Columbia	3,795
TD McMurray Investments Limited	Vancouver, British Columbia
TD Redpath Investments Limited	Vancouver, British Columbia
TD Riverside Investments Limited	Vancouver, British Columbia
TD Waterhouse Canada Inc.	Toronto, Ontario	876
Truscan Property Corporation	Toronto, Ontario	139
VFC Inc.	Toronto, Ontario	338
1390018 Ontario Limited	Toronto, Ontario	58

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

114    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Principal Subsidiaries

PRINCIPAL SUBSIDIARIES
United States and Other International

(millions of Canadian dollars)		As at October 31, 2006
	Address of Head	Carrying value of shares
United States	or Principal Office	owned by the Bank
TD Banknorth Inc. (56.98%)	Portland, Maine	$6,141
TD Banknorth, National Association	Portland, Maine
Northgroup Asset Management Company	Portland, Maine
TD Bank USA, National Association	New York, New York	889
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	945
TD AMERITRADE Holding Corporation (7.35%)	Omaha, Nebraska
TD Discount Brokerage Hedging LLC	Wilmington, Delaware
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,393
TD AMERITRADE Holding Corporation (32.49%)	Omaha, Nebraska
TD North America Limited Partnership	Wilmington, Delaware	622
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,800
TD Equity Options, Inc.	Chicago, Illinois
Edge Trading Systems LLC	Chicago, Illinois
TD Options LLC	Chicago, Illinois
TD Holdings II Inc.	Wilmington, Delaware
TD Securities (USA) LLC	New York, New York
TD Professional Execution, Inc.	Chicago, Illinois
Toronto Dominion (Texas) LLC	Houston, Texas
TD USA Insurance, Inc.	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	Houston, Texas
Other International
NatWest Personal Financial Management Limited (50%)	London, England	64
NatWest Stockbrokers Limited	London, England
TD Financial International Ltd.	Hamilton, Bermuda	7,867
Canada Trustco International Limited	St. Michael, Barbados
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados
TD Haddington Services B.V.	Amsterdam, The Netherlands	9
TD Ireland	Dublin, Ireland	953
TD Global Finance	Dublin, Ireland
TD Securities (Japan) Inc.	St. Michael, Barbados	38
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	177
TD Waterhouse Investor Services (UK) Limited	Leeds, England	27
TD Waterhouse Investor Services (Europe) Limited	Leeds, England
Toronto Dominion Australia Limited	Sydney, Australia	156
Toronto Dominion International Inc.	St. Michael, Barbados	661
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	1,128
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey, Channel Islands	1,451
TD Guernsey Services Limited	St. Peter Port, Guernsey, Channel Islands
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey, Channel Islands
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	719

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Principal Subsidiaries    115